Catalyst Paper Corporation
2nd Floor - Lysander Lane
Richmond, British Columbia
Canada V7B 1C3

News Release

February 11, 2011

Catalyst Paper’s Snowflake mill renews labour agreement to 2014

Richmond, BC – Catalyst Paper (TSX:CTL) announced today that the United Steelworkers (USW) Local 2688 representing 186 hourly employees at the company’s Snowflake mill have ratified renewal of the labour agreement through to February 28, 2014. The current labour agreement expires February 28, 2011.

The new agreement provides for adjusted wage rates for new hires and entry level jobs, as well as for line of progression jobs. Other workplace management changes will contribute to greater stability and efficiency in the mill’s overall operation.

“This agreement is a significant step in making our Snowflake mill more competitive in a very challenging recycled paper market.  It provides strong evidence of the ongoing cooperation that exists among employees, United Steelworkers leaders and managers at the mill,” said Kevin J. Clarke, president and chief executive officer. “We commend the entire Snowflake team for reaching this agreement in such a timely manner.”

Catalyst Paper manufactures diverse specialty printing papers, newsprint and pulp. Its customers include retailers, publishers and commercial printers in North America, Latin America, the Pacific Rim and Europe.  With four mills located in British Columbia and Arizona, Catalyst has a combined annual production capacity of 2.0 million tonnes.  The company is headquartered in Richmond, British Columbia, Canada and its common shares trade on the Toronto Stock Exchange under the symbol CTL.  Catalyst is listed on the Jantzi Social Index® and is also ranked by Corporate Knights as one of the 50 Best Corporate Citizens in Canada.

For further information contact:

Lyn Brown
Vice President, Corporate Relations
604-247-4713